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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  4

Name of Issuer:  Neopharm, Inc.

Title of Class of Securities:  Common Stock, $.0002145 par value

CUSIP Number:  640919106

     (Date of Event Which Requires Filing of this Statement)

                        December 31, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number: 640919106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         John P. Curran

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         40,320

6.  Shared Voting Power:

         342,845

7.  Sole Dispositive Power:

         40,320

8.  Shared Dispositive Power:

         383,165

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         274,575

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares.










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11. Percent of Class Represented by Amount in Row (9)

         2.6%

12. Type of Reporting Person

         IN














































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CUSIP Number: 640919106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Curran Partners, L.P.

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         298,845

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         298,845

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         298,845

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares.











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11. Percent of Class Represented by Amount in Row (9)

         2.04%

12. Type of Reporting Person

         PN














































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This Amendment No. 4 to the previously filed Scheduled Schedule
13G is being filed to correct an omission in Amendment No. 3 filed on February 23, 2001. Further, this Amendment No. 4 is being filed to report that the fact that the reporting persons have ceased to be the beneficial owners of more than 5 percent of the Securities (as defined herein) and are no longer required to file further amendments.

Item 1(a)     Name of Issuer:  Osteotech, Inc.

      (b)     Address of Issuer's Principal Executive Offices:

              100 Corporate North
              Suite 215
              Bannockburn, IL  60015

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

              The principal address of John P. Curran and Curran
              Partners, L.P. (the "Partnership") is 237 Park
              Avenue, New York, New York 10017.

              John P. Curran - United States citizen

              Curran Partners, L.P. - Delaware limited partnership

    (d)       Title of Class of Securities:  Common Stock,
              $.0002145 par value (the "Common Stock")

    (e)       CUSIP Number: 640919106


Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

      (a)     / /  Broker or dealer registered under Section 15
                   of the Act,

      (b)     / /  Bank as defined in Section 3(a)(6) of the Act,

      (c)     / /  Insurance Company as defined in
                   Section 3(a)(19) of the Act,

      (d)     / /  Investment Company registered under Section 8
                   of the Investment Company Act,

      (e)     / /  Investment Adviser registered under Section
                   203 of the Investment Advisers Act of 1940,



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      (f)     / /  Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund,

      (g)     / /  Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G),

      (h)     / /  Savings association as defined in Section 3(b)
                   of the Federal Deposit Insurance Act,

      (i)     / /  Church plan excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment Company Act,

      (j)     / /  Group, in accordance with Rule 13d-
                   1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.       Ownership.

      (a)     Amount Beneficially Owned:

              383,165 shares owned by John P. Curran; the Partnership owns 298,845 shares

      (b)     Percent of Class: Mr. Curran's shares represent
              2.61% of the outstanding Common Stock; the Partnership's shares represent 2.04% of the outstanding Common Stock.

      (c) Mr. Curran: 40,320 shares with sole power to vote or to direct the vote; 342,845 shares with shared power to vote or to direct the vote; 40,320 shares with sole power to dispose or of which to direct 6the disposition; 342,845 shares with shared power to dispose or of which to direct the disposition. The Partnership: 0 shares with sole power to vote or to direct the vote; 298,845 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or of which to direct the disposition; 298,845 shares with shared power to dispose or of which to direct the disposition.

Item 5.       Ownership of Five Percent or Less of a Class.

              If the Statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more


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              than 5 percent of the Class of Securities, check
              the following /X/.

    Item 6.   Ownership of More than Five Percent on Behalf of
              Another Person.

              N/A

    Item 7.   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported by the
              Parent Holding Company.

              N/A

Item 8.       Identification and Classification of Members of the
              Group.

              N/A

Item 9.       Notice of Dissolution of the Group.

              N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





















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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CURRAN PARTNERS, L.P.

By: /s/ John P. Curran
    _________________________
    Title:  General Partner


    /s/ John P. Curran
    _______________________
    JOHN P. CURRAN


    April 16, 2001
    _________________________
    Date

































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                            AGREEMENT

    The undersigned agree that this Schedule 13G dated April 16, 2001 relating to the Common Stock of Osteotech Inc. shall be filed on behalf of the undersigned.

                             CURRAN PARTNERS, L.P.


                             By: /s/  John P. Curran
                                 ________________________
                                 John P. Curran
                                 General Partner


                                 /s/ John P. Curran
                                 _________________________
                                 John P. Curran



































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